Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2006

The following discussion and analysis of the operations, results and financial position of Berkley Resources Inc. (the “Company”) for the period ended June 30, 2006 should be read in conjunction with the June 30, 2006 interim financial statements and the related notes. The effective date of this report is August 25, 2006.

Forward Looking Statements

Except for historical information, the Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Description of Business

The Company’s principal business activities are the acquisition, development, exploration, production and marketing of petroleum and natural gas reserves in Alberta and Saskatchewan. The Company also has real estate holdings. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol BKS and on the Frankfurt Stock Exchange under the symbol W80 and WKN 871666.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental. An overview analysis by segment is as follows:

Oil and Gas

Industry Overview

The oil and gas Industry had a very active second quarter 2006 spurred on by steady, strong oil prices throughout the second quarter 2006 and into the third quarter of 2006. Oil prices continued strong, mostly over U.S. $70.00 per barrel for West Texas Intermediate (WTI), however natural gas prices have stayed around the $7.00/mcf and below for the second quarter 2006 and into the third quarter. There continues to be strong competition for labour, goods and services throughout Industry which has resulted in 20% to 40% increase in drilling and new exploration costs, year-over-year. This will require that all Operators give added attention to long range planning.

Company Activity

The Company has drilling scheduled for two areas in Alberta during the balance of 2006 and into 2007. Both are high quality prospects, one is natural gas (Crossfield) and the second is a combination of dual zone oil and shallow natural gas (Senex). The Company recently reported on these two areas as follows:

Senex Area, Alberta (Townships. 92/93, Ranges 6/7 W5M):

Berkley (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have increased their land holdings in this Area to approximately 54 sections. This increase in land holdings will provide the Company with a very large block on which to develop all three productive formations identified to date. The winter drilling program completed very successfully with eight wells completed as producers or potential producers: two are shallow gas completions; three are completed as pumping oilwells; two are cased as potential oilwells and one is a strong flowing oilwell capable of producing up to 500/600 barrels/day but currently being produced at 200/300 barrels/day while production facilities are being constructed. The one non-producing well drilled on the lands will be used to provide water disposal capabilities for the production facility.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2006

The Company and its partner have a seven to eleven well follow-up program planned based on the recent success which has commenced August 10th 2006. The 3D seismic program conducted in January 2005 and extended during the first quarter of 2006, provides strong support for the proposed follow-up drilling program. The original 3D seismic covered approximately 14 sections and another two 3D seismic programs completed in 2006 covered an additional 11 sections. While operators are restricted for environmental reasons from drilling in this Area until August, the Company and its partner are planning an aggressive drilling program from August 2006 through March 2007 to develop the shallow gas and do extension drilling related to the deeper oil prospects. The Company also plans to finalize another 3D seismic program in the third quarter, to increase its knowledge for future targets.

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The licencing process of this sour-gas prospect is well underway. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections; major investment has entered the immediate area of the Company’s lease block with an undisclosed party paying over three million dollars for near and adjacent leases at the March 22, 2006 Alberta Crown Sale. BP Canada paid $532,000 for a one section parcel diagonally offsetting our lands. The highest price paid at the Sale was for a one section lease laterally adjoining our block where a broker paid $770,304 ($3,009/hectare). The Company and its partners have sufficient holdings to move ahead with our own drilling plans; however negotiations are being pursued with the acquiring parties to extend our acreage position.

Summary

The Company has made a major commitment to the Senex Area in north-central Alberta. Large reserves of oil have been identified in two Devonian formations and a significant natural gas reserve in a shallow lower Cretaceous sand. All three opportunities will be evaluated commencing August 2006 and drilling has commenced. As stated above, this could result in seven to eleven new wells being drilled in this area by the end of the first quarter 2007. The Company’s working interest in this project is mostly 20%. Good progress is being made in the licencing process at Crossfield. The Company now expects to drill this prospect no later than the second quarter 2007.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material aspects the building achieved breakeven on an operating and cash flow basis. With the addition of a new mortgage on the building in 2005, in order to expand the company’s oil and gas opportunities, the building currently is running at a cash flow deficit of approximately $30,000.  The Company believes that it will be able to pay down this mortgage from future oil and gas revenues in order to bring this asset cash flow positive in 2007.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2006

Results of Operations

Three months ended June 30, 2006 (“Q2-2006”) compared with the three months ended June 30, 2005 (“Q2-2005”).

Oil and gas

Oil and gas revenue was $324,632 for Q2-2006 compared to $354,448 for the same period in 2005, a decrease of $29,816. The Q2-2005 revenue was slightly higher due to some revenue being generated from the Brazeau project in that period whereas that project has since been abandoned. The production expenses for Q2-2006 were higher at $375,967 compared to $271,070 for 2005 and are a direct result of an increase of $93,000 in amortization and depletion charges and $12,027 increase in operating costs. There was a net loss of $51,335 for the Q2-2006 compared to a net income of $83,378 reported for the same period in 2005. The demand for labour, services and equipment continues to put upward pressure on prices as is evident with the decrease in revenue yet increase in operating costs.

Real estate

There was a net rental loss of $36,694 for Q2-2006 compared with net rental loss of $29,431 for Q2-2005, a difference of $7,263. Operating costs actually decreased by $8,818 in Q2-2006 due to some accrued heating costs being less than expected. Otherwise, all other operating costs remained fairly consistent. The net rental loss was higher in Q2-2006 because of interest charges associated with the $1.5 million mortgage from IMOR Corp. compared to a mortgage amount of $1.0 million in Q2-2005. The building had slightly higher occupancy in Q2-2006 than it had in Q2-2005 and the resulting increase in rental revenue was $1,067.

Head office - general and administrative expenses

General and administrative expenses totaled $322,071 for Q2-2006 compared with $285,402 for Q2-2005. The increase of $36,669 is due to a combination of cost increases and decreases. Increases of $67,560 in consulting and management fees and $24,166 in professional fees was experienced while there were decreases of $22,679 in administrative, office services and premises expenses, $13,884 in stock-based compensation expense and $17,989 in shareholder information costs. The increase in consulting and management fees are attributed to an increase in the number of officers in the Company and consulting agreements with unrelated parties to seek out other financial opportunities. The decrease in shareholder information costs was due to less advertising activities in that period and no investor relations agreement in place compared to Q2-2005 which had more advertising initiatives and an investors relations agreement that cost $5,000 per month.

Loss for the period

Loss for Q2-2006 was $404,968 compared with a loss of $231,260 for Q2-2005, an increase of $173,708. As noted earlier there was a significant increase in oil and gas amortization and depletion charges, higher interest charges from the increased real estate mortgage and higher consulting and management fees which combined with a decrease in oil and gas revenue are the reasons for the increase in loss.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2006

Six months ended June 30, 2006 (“YTD-2006”) compared with the six months ended June 30, 2005 (“YTD-2005”).

Oil and gas

In total, there was a net oil and gas income of $24,803 for YTD-2006, compared to a net income of $247,885 for YTD-2005. Revenue was down approximately 5% due to lower production levels, while operating costs were up by approximately the same percentage. Overall production expenses were up by 29% due primarily to increases of $159,000 in amortization and depletion expense and $17,654 in operating costs.

Real estate

The net rental loss for YTD-2006 was $69,782, an increase of $46,032 over YTD-2005. While the rental revenue actually increased by $4,044 and operating costs was reduced by $7,969, there was an increase in loan interest charges of $58,045 that caused a higher net rental loss. The increase in loan interest charges was due to the IMOR Capital Corp. loan being raised from $1.0 million to $1.5 million during the fiscal 2005 year. As well, the Company did not start incurring the interest charges until the second quarter of 2005 so YTD-2006 has recorded four more months of interest compared to YTD-2005.

Head office - general and administrative expenses

General and administrative costs for YTD-2006 were $638,503 compared to $578,567 for YTD-2005, an increase of 59,936. There were increases of $122,602 in consulting and management fees, $24,291 in professional fees and $3,857 in filing and transfer agent fees. The increase in consulting and management fees is due to the hiring of a President in the fourth quarter of 2005 and consulting agreements with unrelated parties to seek out and evaluate other financial opportunities and look at corporate strategy and equity market planning. The increase in professional fees was due to legal services in regards to evaluating new business opportunities, Form 20-F and related filing requirements with the Securities Exchange Commission and the Company’s listing on the Frankfurt Stock Exchange.

There were decreases of $29,531 in administrative, office services and premises, $24,877 in stock based compensation and $37,137 in shareholder information costs. The administrative, office services and premises costs were substantially reduced because there were very little financing fees incurred like there was in the YTD-2005. This decrease of approximately $67,000 was partially offset by increases in director fees, salaries, travel costs and general office expenditures which was due to increased costs associated with exploring new business opportunities, new quarterly directors fees for those directors not earning other forms of compensation from the Company and a higher percentage of the cost sharing agreement with a company providing administrative services being implemented midway through the year. Administrative, office services and premises costs also increased as a result of the Company increasing its business activities, infrastructure and company awareness.

Loss for the period

Loss for the period for YTD-2006 was $672,698 compared with 353,629 for YTD-2005, an increase of $319,069. The increase in the loss for the respective periods is due to the reasons discussed above except for an increase of $10,826 in interest revenue in YTD-2006 which reduced the loss.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2006

Summary of Quarterly Results

	2006	2006	2005	2005	2005	2005	2004	2004
Period Ended	Jun 30 Q1 $	Mar 31 Q1 $	Dec 31 Q4 $	Sep 30 Q3 $	Jun 30 Q2 $	Mar 31 Q1 $	Dec 31 Q4 $	Sep 30 Q3 $
Net income (loss) before general and administration expense	(88,029)	43,050	1,029,756	62,058	53,947	170,188	(71,330)	80,922
Loss for the period	(404,968)	(267,730)	(1,381,456)	(187,373)	(231,260)	(122,368)	(471,083)	(160,799)
Basic loss per Share	(0.03)	(0.02)	(0.14)	(0.02)	(0.02)	(0.01)	(0.07)	(0.02)
Diluted loss per Share	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Liquidity

At June 30, 2006 the Company had current assets of $812,081, of which $420,502 was comprised of cash. Current liabilities totaled $2,752,885, of which 1,760,096 was comprised of bank loans concerning the real estate property. Current assets were used to further investment in oil and gas properties and equipment by $1,001,077 in Q2-2006.

Total working capital deficiency at June 30, 2006 is $1,940,804, compared with a working capital deficiency of approximately $99,421 at December 31, 2005.

Total working capital deficiency includes a bank demand loan of $260,096 and a loan of $1,500,000 to IMOR Capital Corp. that will be due September 1, 2006. The Company’s present arrangements with the lender of the bank demand loan call for monthly payments of $11,900. Management does not anticipate any material change to the repayment arrangements to this lender. The IMOR loan agreement calls for monthly interest only payments of $13,750 for one year upon which the balance is due. The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $nil has been drawn against at this date.

Capital Resources

The Company plans to continue its participation in the two projects discussed above. The Company expects to finance expenditures on these projects through private placements, existing production revenue and a farm out of a portion of its property interests (if required). In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2006

Transactions with Related Parties

Amounts due to related parties include $11,671 to Directors of the Company for Directors fees and expense reimbursements and $13,625 to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

Management and consulting fees totaling $122,161 were paid to Directors and their private companies in the six month period.

Consulting fees totaling $48,000 were paid to a former Director and his spouse in the six month period.

Administrative services, office supplies and accounting charges totaling $56,854 were paid to a private company owned by public companies having common Directors during the six month period.

Disclosure of Management Compensation

During the six month period, $34,661 was paid to the President for their services as director and officer of the Company, $30,000 was paid to the C.E.O. for their services as director and officer of the Company, $27,500 was paid to the V.P. Finance for their services as director and officer of the Company, $30,000 was paid to the V.P. Operations for their services as director and officer of the Company, and $5,240 was paid to the Secretary for their services as an officer of the Company.

Changes in Accounting Policies

None.

Outstanding Share Data

The Company’s authorized share capital consists of unlimited common shares without par value of which 14,187,455 are issued and outstanding.

Summary of management incentive options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.52	September 19, 2008	580,500
$0.57	September 19, 2008	150,000
$0.74	September 19, 2008	6,000
$0.81	October 19, 2009	200,000
$0.77	October 29, 2009	37,500
$0.90	December 23, 2010	640,000

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2006

Summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$1.25	November 10, 2006	241,110
$1.50	November 10, 2006	551,250
$1.25	November 30, 2006	129,000
$1.50	November 30, 2006	319,500
$1.36	December 10, 2006	45,872
$1.25	December 28, 2007	636,000

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.